COUNTY MUTUAL FUNDS TRUST
1705 North Towanda Avenue
Bloomington, Illinois  61701

October 21, 2010

VIA EDGAR TRANSMISSION

Ms. Patricia Williams
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Country Mutual Funds Trust (the “Trust”)
File Nos.: 333-68270 and 811-10475

Dear Ms. Williams:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on October 12, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 28 to its Registration Statement on Form N-1A.  PEA No. 28 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on August 20, 2010 for the purpose of conforming the Trust’s Prospectus for two of its series, Country Growth Fund and Country Bond Fund (the “Funds”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

The Trust will file PEA No. 29 to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to add certain financial information, update any missing information, incorporate the Staff’s comments regarding PEA No. 28 and file updated exhibits to the Registration Statement.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

2.
The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Comments to the Prospectus – Summary Section for both Funds

1.
Please revise the “Shareholder Fees” table to include the 1.00% maximum deferred sales charge for Class A shares, rather than only referring to it in the footnote.  Additionally, please move the footnote so that it appears with the other footnotes following the “Annual Fund Operating Expenses” table.

The Trust responds by making the requested changes.

2.	In the “Annual Fund Operating Expenses” table, please rename the “Net Annual Fund Operating Expenses” caption as “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement”.

The Trust responds by making the requested changes.

Comment to the Prospectus – Summary Section for the Growth Fund

3.	In the “Annual Fund Operating Expenses” table, please delete the “Other Expenses” footnote as it is not required under Form N-1A.

The Trust responds by making the requested changes.

Comment to the Statement of Additional Information

4.
In the section entitled “Management of the Funds – Board of Trustees,” please revise the last column heading of the Trustee/Officer table so that it reads “Other Directorships Held by Trustee During the Past 5 Years.”

The Trust responds by making the requested changes.

Comment to Form N-PX filed by the Trust on August 17, 2010

5.
The Form N-PX filed by the Trust on August 17, 2010 was signed by Scott Hancock, Vice President of the Trust.  However, under General Instruction F(2)(a) to Form N-PX, this form must be executed by the Trust’s principal executive officer. Please file an amended Form N-PX with the proper signatory.

The Trust responds by confirming that Form N-PX/A executed by Philip Nelson, President of the Trust, was filed via EDGAR on October 20, 2010 with SEC accession number 0000894189-10-003949.

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If you have any additional questions or require further information, please contact Ryan Olson of Country Mutual Funds Trust at (309) 557-2046 or Edward Paz of U.S. Bancorp Fund Services, LLC at (414) 765-5366.

Sincerely,

Country Mutual Funds Trust

/s/ James M. Jacobs
James M. Jacobs
General Counsel & Secretary

cc:           Ryan Olson, Country Mutual Funds Trust
Edward Paz, U.S. Bancorp Fund Services, LLC